UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Applied Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03828A101

(CUSIP Number)

10/27/2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Propel Bio Partners, L.P. has filed this Amendment No. 1 to its Schedule 13G filed on February 14, 2023 (“Initial Schedule 13G”), in order to correct the amount of shares owned and reported in the Initial schedule 13G beneficially owned as of October 27, 2022. Propel Bio Partners, L.P. has not sold any shares since the Initial Schedule 13G filing.

CUSIP No. 03828A101	13G	Page 1 of 4

1.	Names of Reporting Persons. Propel Bio Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,234,519 (1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,234,519 (1)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,234,519 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 2.57% (1)(2)
12.	Type of Reporting Person PN

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 48,058,956 common shares outstanding as of November 9, 2022, as disclosed by the Issuer on its Form 10-K filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 03828A101	13G	Page 2 of 4

ITEM 1.

(a)	Name of Issuer: Applied Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

340 Madison Avenue, 19th Floor

New York, New York 10173

ITEM 2.

(a)	Name of Person Filing: Propel Bio Partners L.P.

(b)	Address of Principal Business Office, or if None, Residence:

1800 Avenue of the Stars

Los Angeles, CA 90067

(c)	Citizenship: Delaware

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 03828A101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 03828A101	13G	Page 3 of 4

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned: 1,234,519 (1)(2)

(b)	Percent of class: 2.57% (1)(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,234,519 (1)(2)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,234,519 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of: 0

FOOTNOTES

(1)	Propel Bio Partners LP (“Private Fund”) possesses voting control and the power to direct the disposition of the Shares. Accordingly, for purposes of Reg. Section 240.13d-3, the Private Fund may be deemed to beneficially own the Shares.
(2)	Calculations are based on 48,058,956 common shares outstanding as of November 9, 2022, as disclosed by the Issuer on its Form 10-K filed with the Securities and Exchange Commission on November 9, 2022.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Reporting person is holding 2.57% of the shares in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 03828A101	13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2023
Date

/s/ Leen Kawas
Signature

Leen Kawas/Managing Member
Name/Title